July 14, 2015

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended January 2, 2015

Filed March 18, 2015

File No. 333-48123

Dear Mr. John:

This letter is submitted in response to the comments set forth in your letter addressed to Mr. Robert A. Ramirez, Chief Financial Officer of The Hackett Group, Inc. (the “Company”), dated June 29, 2015 (the “Comment Letter”). Our responses to the Comment Letter are set forth below. The page references in the responses correspond to the page numbers in our Form 10-K for the fiscal year ended January 2, 2015 (the “Form 10-K”).

Item 8. Financial Statements and Supplementary Data

Note 18. Quarterly Financial Information (unaudited), page 49

1.	Comment:

We note that you present restated 2014 statements of operations by quarter but did not amend the respective Forms 10-Q. Please tell us the basis for your conclusion that amending your Forms 10-Q for the quarterly periods ended March 28, 2014, June 27, 2014, and September 26, 2014 was not required. In this regard we note that this Form 10-K did not include disclosures that would have been provided in an amended Form 10-Q including full MD&A disclosures based upon the restated financial statements as well as the disclosures within ASC 250-10-45-23 and ASC 250-10-50-7.

Response:

Pursuant to Staff Accounting Bulletin Number 99 Topic 1.M, Assessing Materiality (“SAB 99)” and FASB Concepts Statement 2, Qualitative Characteristics of Accounting Information (“FCS 2”), the Company assessed the materiality of the restated items for the quarterly periods ended March 28, 2014, June 27, 2014, and September 26, 2014 by considering the relevant “quantitative” and “qualitative” factors. As described in more detail below, the Company concluded that restated line items were not material or of significance to our investors or analysts. As a result, we determined that we did not need to amend the Quarterly Reports on Forms 10-Q for such prior quarterly periods.

Pursuant to SAB 99, the assessment of materiality requires that both “quantitative” and “qualitative” factors need to be considered in assessing an item’s materiality. The SEC and the FASB have long emphasized that materiality cannot be reduced to a numerical exercise.

We provide future earnings guidance in our quarterly earnings releases. It is important to note that management never discusses or provides future earnings guidance based on GAAP results. We only discuss “pro forma” or “adjusted” non-GAAP earnings guidance, which specifically exclude the impact of non-recurring or non-cash items. Accordingly, the results of the restatement did not have any effect on our discussions of our earnings nor, we believe, on the views of the analysts or investors.

Given that background and in accordance with SAB 99, we considered the following:

•	Whether the misstatement masks a change in results or other trends – The reclassification of the contingent purchase consideration to compensation expense had an immaterial impact to our GAAP and no impact to our adjusted non-GAAP results. The resulting bargain purchase gain that was reflected in the first quarter, as well as the offsetting compensation expense recorded in each quarter of fiscal 2014 were all excluded from our adjusted non-GAAP results.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – Our analysts’ expectations are all based on adjusted non-GAAP earnings. There was no impact to our adjusted non-GAAP results. As a result, there was no failure to meet analysts’ expectations.

•	Whether the misstatement changes a loss into income or vice versa – There was no impact from an adjusted non-GAAP perspective. From a GAAP perspective, it would have changed the first fiscal quarter’s net results in 2014 from a $2 million loss to a $405 thousand gain. There would have been no change to the GAAP net income direction in any other quarter of fiscal 2014.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – The accounting in question relates to an immaterial acquisition transaction.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – There was no impact to our compliance with our loan covenants.

•	Whether the misstatement has the effect of increasing management’s compensation – Management is compensated on annual adjusted non-GAAP results. There was no impact to adjusted non-GAAP results for the fiscal year, and there was no impact on management’s compensation resulting from the accounting of this transaction.

•	Whether the misstatement involves concealment of an unlawful transaction – The accounting for this transaction does not conceal any unlawful transaction.

Each of the restated items were identified during the business combination measurement period and did not have a material impact on our GAAP net income or earnings per share for the 2014 fiscal year. In the aggregate, the restated items in fiscal 2014 resulted in an increase in compensation expense of $4.3 million, an increase in intangible amortization expense of $0.5 million and a related tax benefit of $2.1 million, offset by a bargain purchase gain of $3.0 million. These items had no impact on our adjusted non-GAAP net income and earnings per share.

Ultimately, there were no questions from our investors or our analysts on this reclassification, which was disclosed in our Form 10-K. Management determined that disclosing the adjusted quarters to reflect the bargain purchase gain in the first quarter of fiscal 2014 in our Form 10-K was both transparent and provided the greatest visibility as to our quarterly results. The disclosures included the information that an investor would need in order to understand the change in accounting for this individually insignificant acquisition. Management believed that the non-cash bargain purchase gain, when taken together with the other adjustments and viewed in the context of all of the relevant qualitative facts described above, was not material.

Based on the analysis described above, we determined that we did not need to restate the prior quarters by amending the previously filed Quarterly Reports on Form 10-Q or prepare the disclosure requirements within ASC 250-10-45-23 and ASC 250-10-50-7.

In Footnote 18 to the Consolidated Financial Statements in our Form 10-K, we disclose adjusted GAAP financial statements by quarter with notes describing each adjustment made. In consideration of the Staff’s comment, we would propose to prospectively discuss the effects of the restated amounts in MD&A in future filings.

2.	Comment:

Additionally, we note your disclosure indicates that you restated your financial statements for purchase consideration reflected as compensation expense and other adjustments. Please tell us the consideration you gave to clearly identifying the adjustment as an error and labeling each financial statement column affected as “restated”.

Response:

We refer the Staff to our response to comment 1 above. We concluded that the restated amounts were not material. Accordingly, we respectfully submit that the presentation in our Form 10-K provided the information necessary to understand the restated items and their effect on our previously filed financial information included in our fiscal 2014 Quarterly Reports on Form 10-Q.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 52

3.	Comment:

Please tell us how management considered the restatement of the 2014 quarterly statements of operations in determining that the disclosure controls and procedures over financial reporting were effective as of January 2, 2015 and describe the basis for management’s conclusions. In this regard, we note from your disclosure included in Management’s Report on Internal Control Over Financial Reporting that you believe that you did not have a material weakness related to the accounting for business combinations.

Response:

As noted below in our response to comment 4, management concluded that the control weakness identified in connection with the accounting treatment for the acquisition was a significant deficiency that did not rise to the level of a material weakness. However, there is no direct overlap between the internal control which resulted in a significant deficiency and the Company’s disclosure controls applicable to acquisitions. Rule 13a-15(e) defines disclosure controls and procedures as: “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities and Exchange Act of 1934 (“the Act”) (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Management concluded that the Company’s disclosure controls and procedures were effective as of the end of the 2014 fiscal year and reported that conclusion in the Form 10-K. Specifically, the Company’s disclosure controls and procedures functioned properly to ensure that all relevant information about the Technolab acquisition was communicated to management, including our CEO, CFO, and the Company’s Audit Committee, to allow timely decisions regarding required disclosure. Management performed the “significance” analysis under Regulation S-X and made appropriate decisions regarding disclosure on the basis of that analysis in addition to management’s materiality assessment.

4.	Comment:

We note your conclusion that internal control over financial reporting (ICFR) was effective as of January 2, 2015. We further note your disclosure that you disagree with your auditor’s conclusion that your ICFR was ineffective. The audit report disclosed a material weakness in the area related to accounting for business combinations. It also states that the material weakness resulted in audit adjustments recorded in the fourth quarter as well as additional disclosures in the consolidated financial statements. Please address the following:

•	Tell us whether you identified control deficiencies in the same area described in the audit report (e.g. accounting for business combinations). If so, explain in detail your evaluation of the severity of these control deficiencies. Refer to pages 34 to 40 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934”

•	Tell us how you considered these adjustments in your determination of whether there were control deficiencies in your ICFR. Refer to bullet points two and three on page 37 of SEC Release No. 33-8810.

•	To the extent you identified more than one deficiency, discuss how aggregation of deficiencies was considered in your evaluation of the effectiveness of other impacted components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Framework such as risk assessment component.

You state on page 52 that you will consider retaining additional third party support for future acquisitions in order to prevent potential differences in the accounting for business combinations. However, we note from your subsequent quarterly report on Form 10-Q that you reported there were no material changes in your internal control over financial reporting. Therefore, please tell us whether you have given consideration to additional documentation and controls as stated in your report in this Form 10-K and, if so, what resulted from this further consideration.

Response:

The Technolab acquisition completed during the first quarter of 2014 was not a significant business combination (as that term is defined by Regulation S-X). The asset, income and investment tests under Regulation S-X used to determine “significance” produced percentages of 2%, 3% and 2%, respectively.

Before the acquisition was completed, the Company carefully considered the appropriate accounting guidance in accordance with its procedures and controls related to accounting for business combinations. As part of the analysis of the business combination, additional cash payments to be made to the selling shareholder were characterized as purchase consideration, a conclusion reached by management based primarily upon the fact that there was no requirement for continued employment; instead these amounts were part of an earn-out computation based on post-acquisition performance. The application of the appropriate accounting guidance required management to weigh various factors and use its judgment to reach a conclusion. No issues were raised regarding the Company’s accounting for this transaction by its former external auditor during its initial review of the transaction during the first quarter of fiscal 2014. However, the former external auditor’s position changed subsequent to fiscal year-end during the course of its annual audit. The Company’s management initially disagreed with the subsequent position taken by its former external auditor related to the accounting for this transaction, but the Company ultimately accounted for the transaction in accordance with their subsequent position. The Audit Committee likewise discussed this matter with both management and the former external auditors. In other words, the Company’s process was followed and the accounting was determined based on the relevant accounting guidance in accordance with the appropriate controls.

In assessing the effectiveness of the Company’s controls over accounting for business combinations, both management and the Audit Committee considered the fact that the process that was followed was appropriate. The issues in the analysis subsequently identified by the former external auditor in the year-end process involved matters that had not been overlooked, but had been considered in connection with the positions reached by both the Company and its former external auditors and, as noted in the Company’s response to comment 1, were not considered material.

In our assessment of our internal controls over the accounting for business combinations based on the adjustments that were identified during the audit process, we identified a deficiency as it relates to the accounting for business combinations. We evaluated the severity of this control deficiency from a quantitative and qualitative perspective in accordance with SEC Release no. 33-8810, pages 34 to 40, as well as bullet points two and three of page 37. After taking into account the impact to the financial statements on a quarterly and annual basis, management came to the conclusion that this deficiency was a “significant deficiency” but did not rise to the level of a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. There is a “reasonable possibility” of an event, as used in this standard, when the likelihood of the event is either “reasonably possible” or “probable,” as those terms are used in Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies (“FAS 5”). Management concluded that while a significant deficiency existed in its internal control over financial reporting related to accounting for business combinations, that the deficiency did not rise to the level of a material weakness because there was not a reasonable possibility that the control deficiency would have resulted in a material misstatement. The control deficiency identified was narrow as it focused on the interpretation of accounting literature to a specific transaction structure. The acquisition to which this significant deficiency relates was immaterial and was an individually insignificant acquisition as defined in Regulation S-X. For material acquisitions, the Company would typically engage outside experts to assist in the transaction, including legal and accounting advisors, to advise on complex accounting issues. As a result, the Company does not believe that the significant deficiency rose to the level of a material weakness.

In our Form 10-K, we disclosed that we will consider retaining additional third party support for future acquisitions. We believe that we would have engaged an outside accounting firm to consult on such an unusual and complex accounting interpretation if the acquisition had been material or individually significant. We did not have any acquisition activities during the course of the first quarter ended April 3, 2015 that would have required us to consider this alternative. While the Company regularly considers and engages third party expertise as required, given the significant deficiency we have expanded our procedures and controls to specifically identify this consideration. We did not consider this to be a material change in our internal control over financial reporting, but believed we were providing a high degree of transparency as to our response to the identified deficiency.

In connection with our responses to the Staff’s comments, we acknowledge that:

¡	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

¡	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (305) 375-8005. Thank you for your assistance.

Very truly yours,

/s/  Robert A. Ramirez

Executive Vice President, Finance and

Chief Financial Officer

The Hackett Group, Inc.